UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-42255

Autozi Internet Technology (Global) Ltd.

(Exact name of registrant as specified in its charter)

Building B09,

Intelligence Park No. 26 Yongtaizhuang North Road,

Haidian District, Beijing, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On January 27, 2025, Autozi Internet Technology (Global) Ltd. (the “Company”) published its earnings release for its fiscal year 2024 (the “Press Release”), a copy of which is attached herein as Exhibit 99.1.

Exhibits Index

Exhibit No.	Description

99.1	Press Release - Autozi Internet Technology (Global) Ltd. Announces Fiscal Year 2024 Financial Results and Files Its Annual Report on Form 20-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2025

Autozi Internet Technology (Global) Ltd.

By:	/s/ Houqi Zhang
Name:	Houqi Zhang
Title:	CEO and Chairman of the Board